

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4628

January 14, 2015

Via E-mail
Mariano Costamagna
Chief Executive Officer
Fuel Systems Solutions, Inc.
780 Third Avenue, 25th Floor
New York, New York 10017

> Re: **Fuel Systems Solutions, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 12, 2015**
> **File No. 1-32999**

Dear Mr. Costamagna:

      We refer you to our comment letter dated December 22, 2015, regarding business contacts with Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Cecilia Blye

      Cecilia Blye, Chief
      Office of Global Security Risk

cc: Brian V. Breheny, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP

       Anne Nguyen Parker
       Assistant Director
       Division of Corporation Finance